Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
Web www.premier-oil.com

Telephone + 44 (0)20 7730 1111
Facsimile + 44 (0)20 7730 4696
Telex 918121
Email Premier@Premier-oil.com

PremierOil

03037370

Our Ref: SCH/lp

4 November 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

NOV 1 8 2003

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption; File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirmenets under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 4 November, 2003:

- "Premier Announces Successful Well in Mauritania".

Yours faithfully

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Stephen Huddle

S C HUDDLE
COMPANY SECRETARY

Enc.

Full Text Announcement

Company	Premier Oil PLC
TIDM	PMO
Headline	Drilling Update
Released	10:16 4 Nov 2003
Number	6395R

PREMIER OIL PLC
("Premier")

Premier Announces Successful Well in Mauritania

Premier is pleased to report that the drilling and testing of the Chinguetti-4-5 appraisal well has been successfully completed. This is the first well to be drilled following Premier's agreement to acquire interests in Mauritania from Fusion Oil & Gas announced in May 2003.

The well testing operations consisted of a main flow period of approximately six days, a sampling flow period and a pressure build up test. The well flowed at a maximum rate of 15,680 barrels of oil plus 6.6 million standard cubic feet of gas per day constrained by a 112/64 inch choke, and at a steady rate of approximately 11,500 barrels of oil per day when constrained by a 72/64 inch choke. Approximately 77,000 barrels of oil were produced during testing operations.

The well will be suspended as a potential future oil production well. The decision on the field commerciality by the joint venture partners is expected by the end of 2003 with formal development go-ahead in 2004. The Chinguetti field has estimated recoverable oil reserves of 120 million barrels with production expected to commence around the end of 2005 or early in 2006.

The Chinguetti-4-6 (Tiof) exploration well, also offshore Mauritania, was spudded on 28 October 2003 by the drill ship "West Navigator". The well is located approximately 25 kilometres north of the Chinguetti field. It is expected to reach target depth in November.

After this well the joint venture will drill the Chinguetti-4-7 (Poune) exploration well also offshore Mauritania.

Charles Jamieson, Chief Executive of Premier, said:

"We are delighted that the Chinguetti well has been a success, following our deal with Fusion Oil & Gas earlier this year. This is an excellent start to Premier's active exploration and appraisal programme over the next year."

4 November 2003

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill **Tel: 020 7457 2020**
James Henderson
Phil Wilson-Brown

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration and appraisal is ongoing in the UK, Indonesia, West Africa (Mauritania, Guinea Bissau and Gabon) and South Asia (Pakistan and India).

As previously announced on 28 May 2003, Premier has entered into an agreement with Fusion Oil & Gas Ltd regarding its interests in Mauritania. Premier will acquire a 6% share of PSC B (which includes the Chinguetti field) and a 3% share of PSC A from Fusion Oil & Gas on completion of the transaction. Completion will take place separately for each PSC and will occur on Mauritanian government approval of a field development plan for a field in each PSC.

The current partners and interests in Mauritania PSC B are:

Woodside Mauritania Pty Ltd (Operator)	35.0%
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited*	6.0%
Roc Oil (Mauritania) Company	2.4%

The Government of Mauritania has the right to back in to 12% equity in developments producing up to 75,000 barrels of oil per day.

*Premier will take up its 6% share of PSC B from Fusion Oil & Gas on completion of the transaction announced on 28 May 2003.

END

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